TRANSGLOBE ENERGY CORPORATION PROVIDES MID-QUARTER UPDATE
FOR Q4 2008

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 16, 2008 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the fourth quarter of 2008.

OPERATIONS UPDATE (Q4 2008 to date):

Arab Republic of Egypt (“Egypt”), West Gharib (100% working interest):
TransGlobe is very pleased with recent developments in its Egyptian operations. The Company has drilled four oil wells to date this quarter (one exploration discovery and three development wells). The Hana #18 exploration well found a multi-zone oil pool. The well is expected to test at a combined rate of approximately 2,900 barrels of oil per day (“Bopd”). The new pool and all future appraisal and development wells will be named “Hana West”. Indications to date are that this well, and the planned follow-up wells, will add significantly to TransGlobe’s reserves and daily oil production.

Testing of Hana #18 commenced with the lowermost zone on November 20th. The lower pools (Zones #4 and #5) were suspended after testing at a combined rate of over 1,280 Bopd (see table below). The final tests in Zone #1, #2 and #3 are expected to increase the total combined rate to approximately 2,900 Bopd. The Hana #18 well is expected to be placed on permanent production by year-end at a pump-limited rate of 830+ Bopd from Zone #1. Larger pumping equipment is being sourced to increase the production rate to 1,500+ Bopd from Zone #1 in this well.

The Company is evaluating higher-rate pumping alternatives to increase production from the Hana West development wells. Additional development wells will be required to produce all five zones concurrently. The Hana #18 well was connected by pipeline to the Hana production facility prior to testing and all test production is being sold.

To date, the following production tests have been conducted on the Hana #18 discovery well, with Test #3 scheduled to commence this week followed by Test #4 late next week:

Hana #18	Perforated	Net Oil	Oil Rate	Duration	Quality	Status
(Hana West)	Interval (ft)	Pay	(Bopd)
Prod. Tests		Interval (ft)

Test # 1 (Zone 5 )	6 ft	12 ft	450 Bopd pumping	3 days	21° API no water	Suspended
Test # 2 (Zone 4)	34 ft	112 ft	*830 Bopd pumping	5 days	26° API no water	Suspended
Combined rates to date			1,280 Bopd
Test # 3 (Zone 2&3)	33 ft	33 ft	expected *830 Bopd			Preparing to test
Test # 4 (Zone 1)	108 ft	108 ft	expected *830 Bopd			Waiting on completion
* Maximum capacity of the pump.

  Drilling has commenced on an appraisal well at Hana West #2, with the second rig scheduled to move to the next appraisal well at Hana West #3 following the East Hoshia #2 exploration well. The East Hoshia #2 exploration well is targeting a deeper (9,000+ ft) multi-zone exploration prospect.
  Well sites are being constructed for appraisal/development wells at Hana West #4 and Hana West #5.
  TransGlobe has completed a 360+ km2 3-D seismic acquisition program covering the East Hoshia, Hoshia, North Hoshia, Arta and East Arta development areas. The processed data will be available for interpretation and mapping by year-end.

Republic of Yemen (“Yemen”)

  Block 32 (13.8% working interest): moving the drilling rig to drill Tasour #25, a development well.
  Block 72 (33% working interest): the first of two planned exploration wells (Seer #1) was drilled to a total depth of 1,794 meters and subsequently plugged and abandoned. The second well is scheduled to be drilled in mid 2009. The Block 72 joint venture partners have been granted approval to enter the second exploration period (30 months), commencing January 12, 2009.
  Blocks S-1 and 75 (25% working interest): preparing to commence drilling development wells on the An Nagyah field early in 2009. A 3-D seismic acquisition program was awarded and is expected to commence imminently on Blocks 75 and S-1. Exploration drilling on Block 75 is anticipated after the new 3-D seismic is processed and interpreted.

PRODUCTION UPDATE
(Working Interest Bopd before royalties & taxes)

	October	November	December Estimate
Egypt	3,123	3,294	4,100
Yemen	3,776	3,551	3,600
Total	6,899	6,845	7,700

Total Company production averaged 6,845 Bopd during the month of November and is expected to average 7,700 Bopd during December.

The Company-operated West Gharib Concession in Egypt increased to 3,294 Bopd in November due to improved pump performance at Hoshia and new production from the Hana field at month-end. December production is expected to average 4,100 Bopd with the addition of the new discovery well at Hana West for a portion of the month and new development wells at Hana. The West Gharib 2008 exit rate is expected to be in excess of 4,500 Bopd.

TransGlobe’s assets in Yemen produced an average 3,551 Bopd during November and are expected to average 3,600 Bopd during December. November production from the Company’s properties in Yemen was lower due to unscheduled maintenance work and natural declines at the Tasour and Godah fields on Block 32.

It is estimated that TransGlobe’s 2008 average production will be in excess of 7,400 Boepd and will represent a 30% increase over 2007 average production of 5,651 Boepd. The Company anticipates exiting 2008 with over 8,000 Bopd of production.

The Hana West discovery on the West Gharib property is expected to have a major impact on TransGlobe’s 2009 oil production rates. The Company plans to issue 2009 production guidance in January, after the first two appraisal wells (Hana West #2 and #3) are completed.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet (“Mcf”) of natural gas to one barrel (“Bbl”) of crude oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com